UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 4)*


                     America Online Latin America, Inc.
                    ------------------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
              ------------------------------------------------
                       (Title of Class of Securities)


                                 02365B100
                                 ----------
                               (CUSIP Number)


                           Alfredo Egydio Setubal
                              Banco Itau, S.A.
                       Rua Boa Vista, 185-8(0) andar
                      01014-913 - Sao Paulo-SP, Brazil
                               55-11-237-3002

                                 Copy to:
                              Paul T. Schnell
                  Skadden, Arps, Slate Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000
                              ----------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              October 1, 2001
                              ----------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                                Schedule 13D

         This Amendment No. 4 to the Schedule 13D filed August 22, 2000, by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa-Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal ("Mr. Setubal"), Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons") (the "Schedule 13D"). Capitalized terms used but not described herein shall have the meanings ascribed thereto in the Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby supplemented as follows:

         Pursuant to the repurchase agreements described in Item 6 of this
Schedule 13D, Itau and Itau Bank entered into derivative securities transactions with respect to 3,963,292 and 1,320,834 of their Shares, respectively. Itau and Itau Bank retained the right to direct the voting of, ultimate control over the disposition of, and pecuniary interest in, all such Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 is hereby supplemented as follows:

         On October 1, 2001, Itau Bank entered into derivative securities transactions with respect to 1,320,834 Shares with Goldman Sachs International, a company incorporated under the laws of England and Wales ("Goldman"). Itau Bank purchased call options from Goldman to repurchase such Shares and issued put options to Goldman to require Itau Bank to repurchase such Shares (such transactions, collectively, the "Goldman Repurchase Transactions") pursuant to confirmations between Itau Bank and Goldman under a Master Agreement, dated as of August 22, 2000, between Itau Bank and Goldman (collectively, the "Goldman Repurchase Agreements"). These put and call options expire on August 29, 2005. The options have an initial purchase price of US$2.91 with an equivalent put and call strike price of 104.1456%, or US$3.03064.

         Also, on October 1, 2001, Itau entered into derivative securities transactions with respect to 3,963,292 Shares with UBS AG, a bank organized under the laws of Switzerland (the "UBS"). Itau purchased call options from UBS to repurchase such Shares and issued put options to UBS to require Itau to repurchase such Shares (such transactions, collectively, the "UBS Repurchase Transactions") pursuant to confirmations entered between Itau and UBS under a Master Agreement, dated as of October 23, 1997, between Itau and UBS, (collectively, the "UBS Repurchase Agreements"). These put and call options expire on August 29, 2002. The options' initial purchase price is US$2.91 and strike price is 100% of the initial price, or US$2.91 per share.

         Each of the foregoing options is a European-style option and is exercisable on the exercise date.

         The foregoing summary of certain provisions of the Goldman Repurchase Agreements and the UBS Repurchase Agreements is not intended to be complete and is qualified in its entirety by the complete text of such documents, which are included as Exhibits 7 and 8 to this Schedule 13D and are incorporated herein by reference.


Item 7.  Material to be Filed as Exhibits.

         Item 7 is supplemented as follows:

Exhibit 12.  Confirmation between Banco Itau, S.A. and UBS AG - London
             Branch.(1)

Exhibit 13. Confirmation between Itau Bank, Ltd. and Goldman Sachs International.(1)

--------
     (1) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 October 11, 2001

                                 BANCO ITAU, S.A.

                                 By:  /s/ Roberto Egydio Setubal
                                 Name:  Roberto Egydio Setubal
                                 Title: President and Chief Executive Officer


                                 By:         *
                                 Name:  Henri Penchas
                                 Title: Senior Vice-President


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 ITAU BANK, LTD.

                                 By: /s/ Roberto Egydio Setubal
                                 Name:  Roberto Egydio Setubal
                                 Title: Director


                                 By:        *
                                 Name:  Henri Penchas
                                 Title: Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 ITAUSA - INVESTIMENTOS ITAU, S.A.

                                 By:          *
                                 Name:  Olavo Egydio Setubal
                                 Title: President


                                 By:          *
                                 Name:  Henri Penchas
                                 Title: Executive Director


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 COMPANHIA ESA

                                 By:           *
                                 Name:  Olavo Egydio Setubal
                                 Title: President


                                 By:             *
                                 Name:  Maria de Lourdes Egydio Villela
                                 Title: Vice-President


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:  /s/ Roberto Egydio Setubal
                                 Name: Roberto Egydio Setubal



                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name: Olavo Egydio Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name: Maria de Lourdes Egydio Villela


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name: Alfredo Egydio Arruda Villela Filho


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name: Ana Lucia de Mattos Barretto Villela


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name:  Maria de Lourdes Arruda Villela


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name:  Ricardo Villela Marino


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name:  Rodolfo Villela Marino


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name:  Alfredo Egydio Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name: Jose Luiz Egydio Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name:  Maria Alice Setubal


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001


                                 By:      *
                                 Name:    Olavo Egydio Setubal Junior


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name:  Paulo Setubal Neto


                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                 October 11, 2001

                                 By:      *
                                 Name: Ricardo Egydio Setubal


*By:  /s/ Roberto Egydio Setubal
      Roberto Egydio Setubal, pursuant to a power of attorney, dated April 12, 2001, included in Amendment No. 3 to the Schedule 13D filed with the SEC on April 12, 2001.

                               EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal, incorporated by reference to
Exhibit 1 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof, incorporated by reference to Exhibit 3 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to Exhibit 5 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering, incorporated by reference to Exhibit 6 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 7. Master Agreement, dated as of October 23, 1997, including the Schedule thereto, and confirmations between Banco Itau, S.A. and UBS AG (the "UBS Repurchase Agreements"), incorporated by reference to Exhibit 7 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 8. Master Agreement, dated as of August 22, 2000, including the Schedule thereto, and confirmations between Itau Bank, Ltd. and Goldman Sachs International (the "Goldman Repurchase Agreements"), incorporated by reference to Exhibit 8 to the Schedule 13D, filed with the Securities and Exchange Commission on August 22, 2000.

Exhibit 9. Stock Purchase Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to Exhibit 9 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 10. Amended and Restated Registration Rights and Stockholders Agreement, dated as of March 30, 2001, among Banco Itau, S.A., America Online Latin America, Inc., America Online, Inc., Aspen Investments LLC and Atlantis Investments LLC, incorporated by reference to Exhibit 10 to the
Schedule 13D, filed with the Securities and Exchange Commission on April
12, 2001.

Exhibit 11. Confirmation between Banco Itau, S.A. and UBS AG - London Branch, incorporated by reference to Exhibit 11 to the Schedule 13D, filed with the Securities and Exchange Commission on April 12, 2001.

Exhibit 12. Confirmation between Banco Itau, S.A. and UBS AG - London
Branch.(1)

Exhibit 13. Confirmation between Itau Bank, Ltd. and Goldman Sachs International.(1)

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     (1) Certain portions of this exhibit have been omitted pursuant to a request for confidential treatment filed with the Securities and Exchange Commission.